UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Yongye International, Inc.

(Name of the Issuer)

Yongye International, Inc.

Yongye International Limited

Yongye International Merger Sub Limited

Full Alliance International Limited

Mr. Zishen Wu

Ms. Xingmei Zhong

Orient Blossom Investments Limited

Morgan Stanley Private Equity Asia III, L.L.C.

Morgan Stanley Private Equity Asia III, L.P.

Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd

MSPEA Agriculture Holding Limited

Lead Rich International Limited

Stable Rich Capital Advisory Limited

Mr. Peng Liu

Prosper Sino Development Limited

(Names of Persons Filing Statement)

Common Stock, par value $0.001 par value per share

(Title of Class of Securities)

98607B106

(CUSIP Number)

Yongye International, Inc. Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District Beijing, People’s Republic of China +(86) 10 8232 8866	Zishen Wu c/o Yongye International, Inc. Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District Beijing, People’s Republic of China +(86) 10 8232 8866	Xingmei Zhong Full Alliance International Limited Room 1701, Wing Tuck Commercial Centre, 183 Wing Lok Street Sheung Wan, Hong Kong +(852) 2572 3986

Marco Chung Morgan Stanley Level 46, International Commerce Centre 1 Austin Road West, Kowloon Hong Kong +(852) 2848-5200		Peng Liu Lead Rich International Limited Stable Rich Capital Advisory Limited c/o Interglobe Corporate Solutions Ltd 26/F, Beautiful Group Tower 77 Connaught Road, Central, Hong Kong +(852) 3585 3340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ling Huang, Esq. W. Clayton Johnson, Esq. Cleary Gottlieb Steen & Hamilton LLP Twin Towers - West (23Fl), Jianguomenwai Da Jie Chaoyang District, Beijing		Peter X. Huang, Esq. Daniel Dusek, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue, Beijing 100004

John E. Lange, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP Hong Kong Club Building, 12th Floor 3A Chater Road, Central, Hong Kong	Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29/F Alexandra House 18 Chater Road, Central, Hong Kong	Mitchell S. Nussbaum, Esq. Norwood P. Beveridge, Jr., Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154

This statement is filed in connection with (check the appropriate box):

a	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer
d	☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$256,323,797.61	$33,014.51

* Calculated solely for the purposes of determining the filing fee. The filing fee is calculated based on the sum of 38,314,469 shares of common stock issued and outstanding as of September 23, 2013 (being the remainder of the 50,685,216 shares of common stock as of September 23, 2013 minus the 12,370,747 shares of common stock beneficially owned by the rollover holders) multiplied by $6.69 per share merger consideration (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.

☑   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 33,014.51

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: Yongye International, Inc.

Date Filed: October 28, 2013

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INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•	Yongye International, Inc., a Nevada corporation (the “Company”), the issuer of the common stock, par value $0.001 per share (the “Company common stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

•	Yongye International Limited, a Cayman Islands exempted company with limited liability (“Parent”);

•	Yongye International Merger Sub Limited, a Nevada corporation and wholly-owned subsidiary of Parent (“Merger Sub”);

•	Full Alliance International Limited, a British Virgin Islands company and the parent company of Parent (“Holdco”);

•	Mr. Zishen Wu, the chairman and chief executive officer of the Company (“Mr. Wu”);

•	Orient Blossom Investments Limited, a British Virgin Islands business company with limited liability (“Orient Blossom”);

•	Ms. Xingmei Zhong, the sole director and indirect shareholder of Holdco (“Ms. Zhong”);

•	Morgan Stanley Private Equity Asia III, L.L.C., a Delaware limited liability company (“MS LLC”);

•	Morgan Stanley Private Equity Asia III, L.P., a Cayman Islands limited partnership (“MS LP”);

•	Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd, a Cayman Islands limited liability company (“MSPEA Holdings”);

•	MSPEA Agriculture Holding Limited, a Cayman Islands limited liability company (“MSPEA”);

•	Lead Rich International Limited, a British Virgin Islands business company with limited liability (“Lead Rich”);

•	Stable Rich Capital Advisory Limited, a British Virgin Islands business company with limited liability (“Stable Rich”);

•	Mr. Peng Liu, the sole shareholder and director of Lead Rich and Stable Rich (“Mr. Liu”); and

•	Prosper Sino Development Limited, a British Virgin Islands business company with limited liability (“Prosper Sino”).

In this Transaction Statement, we refer to MS LLC, MS LP, MSPEA III and MSPEA collectively as the “MS Filing Persons.” We refer to Holdco, Mr. Zishen Wu, MSPEA and Prosper Sino collectively as the “rollover holders.” We refer to the rollover holders, Parent, Merger Sub, Lead Rich and their affiliates collectively as the “buyer group”.

On September 23, 2013, Holdco, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”), providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving corporation after the merger as a wholly-owned subsidiary of Parent. Parent is wholly-owned by Holdco as of the date of this Transaction Statement. The merger is a going private transaction the buyer group. Immediately prior to the effective time of the merger, the rollover holders will contribute their shares of Company common stock and Company preferred stock (as defined below) to Parent in exchange for newly issued shares or options, as applicable, of Holdco, while Mr. Wu and Lead Rich will make certain equity investment in Holdco, as a result of which the rollover holders and Lead Rich will beneficially own 100% of the Company at the effective time of the merger.

If the merger is approved by the required stockholder approval and consummated, except as described below, each outstanding share of Company common stock will be converted into the right to receive per share merger consideration of $6.69 in cash without interest and net of any applicable withholding taxes. Shares (i) owned by the Company or any subsidiary of the Company or (ii) owned by the rollover holders, including shares of Company common stock and shares of Series A Convertible Preferred Shares (“Company preferred stock”), that will be contributed to Parent by the rollover holders pursuant to a contribution agreement (the “contribution agreement”) dated September 23, 2013 among Parent and the rollover holders ((i) and (ii) collectively, the “excluded shares”), will be cancelled and cease to exist and no payment or distribution will be made to the holders of such excluded shares.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the stockholders of the Company. The merger agreement must be approved by (i) the affirmative vote (in person or by proxy) of the holders of at least a majority of the outstanding shares of Company common stock and Company preferred stock, voting together as a single class, with the holders of shares of Company preferred stock being entitled to a number of votes equal to the number of the shares of Company common stock into which such shares of Company preferred stock are convertible as of the record date for the special meeting, (ii) the affirmative vote (in person or by proxy) or consent of the holders of at least a majority of the shares of Company preferred stock outstanding on the record date, and (iii) the affirmative vote (in person or by proxy) of the holders of at least a majority of the outstanding shares of Company common stock (other than the excluded shares) on the record date, in each case in accordance with the Company’s articles of incorporation and bylaws and the Nevada Revised Statutes. As of September 23, 2013, the rollover holders, as a group, beneficially owned 12,370,747 shares of Company common stock (which, with respect to Prosper Sino, only includes 2,030,000 shares held by it (the “Prosper Sino rollover shares”)) and 6,505,113 shares of Company preferred stock, which represent approximately 33.2% of the total outstanding shares of the Company common stock, on an as-converted basis. The rollover holders have agreed, under the voting agreement with Parent and the Company, dated September 23, 2013 (the “voting agreement”), to vote all the shares of Company common stock and Company preferred stock beneficially owned by them, except that Prosper Sino has only agreed to vote the Prosper Sino rollover shares held by it (with respect to each rollover holder, the “rollover shares”) in favor of the proposal to approve the merger agreement. Accordingly, due to the “majority of the unaffiliated stockholders” vote requirement described in clause (iii) above, based on the shares of Company common stock outstanding on the record date, more than      shares, or 50% of the shares of Company common stock owned by the unaffiliated stockholders (representing      % of the total outstanding shares of Company common stock), must be voted in favor of the proposal to approve the merger agreement for it to be approved.

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Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement (the “Preliminary Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to approve the merger agreement and to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is hereby incorporated herein by reference, and the responses to each such item in this Transaction Statement are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Preliminary Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

Item 2	Subject Company Information

(a)         Name and Address. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—The Parties”

(b)         Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Special Meeting and the Merger”

•	“The Special Meeting—Record Date and Quorum”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

•	“Common Stock Transaction Information”

(c)         Trading Market and Price. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(d)         Dividends. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(e)         Prior Public Offerings. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

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•	“Common Stock Transaction Information”

(f)         Prior Stock Purchases. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Common Stock Transaction Information”

Item 3	Identity and Background of Filing Person

(a)         Name and Address. Yongye International, Inc. is the subject company. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—The Parties”

•	“Annex C—Directors and Executive Officers of Each Filing Person”

(b)         Business and Background of Entities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—The Parties”

•	“Annex C—Directors and Executive Officers of Each Filing Person”

(c)         Business and Background of Natural Persons. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—The Parties”

•	“Annex C—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)         Material Terms —Tender Offers. Not applicable.

(a)-(2)         Material Terms—Mergers or Similar Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Reasons of the Buyer Group for the Merger”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Special Meeting”

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•	“The Agreement and Plan of Merger”

•	“Certain Material U.S. Federal Income Tax Consequences”

•	“Certain Material PRC Income Tax Consequences”

•	“Annex A—The Agreement and Plan of Merger”

(c)         Different Terms. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Certain Effects of the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Voting Agreement”

•	“Special Factors—Interim Investors Agreement”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(d)         Appraisal Rights. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“No Dissenter’s Rights for Holders of Common Stock”

(e)         Provisions for Unaffiliated Security Holders. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

There have been no other provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)         Eligibility for Listing or Trading. Not applicable.

Item 5	Past Contacts, Transactions, Negotiations and Agreements

(a)         Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

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•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Relationship between Company and Buyer Group”

•	“The Agreement and Plan of Merger”

•	“Common Stock Transaction Information”

•	“Annex A—The Agreement and Plan of Merger”

(b)         Significant Corporate Events. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Reasons for the Buyer Group for the Merger”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Limited Guarantee”

•	“Special Factors—Voting Agreement”

•	“Special Factors—Interim Investors’ Agreement”

•	“Special Factors—Liability Cap and Limitation on Remedies”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Special Meeting—Vote Required”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

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(c)         Negotiations or Contacts. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(e)         Agreements Involving the Subject Company’s Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Limited Guarantee”

•	“Special Factors—Voting Agreement”

•	“Special Factors—Interim Investors Agreement”

•	“The Agreement and Plan of Merger”

•	“Common Stock Transaction Information”

•	“Annex A—The Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)       Use of Securities Acquired. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

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(c)(1)-(8) Plans. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Voting Agreement”

•	“Special Factors—Dividends”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Delisting and Deregistration of the Company Common Stock”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)         Purposes. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

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(b)         Alternatives. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Reasons of the Buyer Group for the Merger”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Alternatives to the Merger”

(c)         Reasons. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Reasons of the Buyer Group for the Merger”

(d)         Effects. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Delisting and Deregistration of the Company Common Stock”

•	“The Agreement and Plan of Merger”

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•	“Certain Material U.S. Federal Income Tax Consequences”

•	“Certain Material PRC Income Tax Consequences”

•	“No Dissenter’s Rights for Holders of Common Stock”

•	“Annex A—The Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)         Fairness; Factors Considered in Determining Fairness. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Houlihan Lokey Capital, Inc.”

(c)         Approval of Security Holders. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“The Special Meeting—Vote Required”

•	“The Special Meeting—Record Date and Quorum”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(d)         Unaffiliated Representative. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

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•	“Annex B—Opinion of Houlihan Lokey Capital, Inc.”

(e)         Approval of Directors. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

(f)         Other Offers. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)         Report, Opinion or Appraisal. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey Capital, Inc.”

(b)         Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey Capital, Inc.”

(c)         Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the shares of Company common stock or his, her or its representative who has been so designated in writing.

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Item 10	Source and Amount of Funds or Other Consideration

(a)         Source of Funds. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Financing of the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(b)         Conditions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Financing of the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(c)         Expenses. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Fees and Expenses”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(d)         Borrowed Funds. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Financing of the Merger”

Item 11	Interest in Securities of the Subject Company

(a)         Securities Ownership. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

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(b)         Securities Transactions. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Common Stock Transaction Information”

Item 12	The Solicitation or Recommendation

(d)         Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Voting Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Special Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)         Recommendations of Others. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

Item 13	Financial Statements

(a)         Financial Information. The audited financial statements of the Company for the fiscal year ended December 31, 2012 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed on April 1, 2013 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the fiscal quarters ended March 31, 2013 and June 30, 2013 are incorporated herein by reference to the Company’s Quarterly Reports on Form 10-Q filed on May 10, 2013 and August 9, 2013, respectively (see page 1 and following pages).

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Selected Financial Information”

•	“Where You Can Find More Information”

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(b)         Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)         Solicitation or Recommendations. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Fees and Expenses”

•	“The Special Meeting—Proxies and Revocation”

(b)         Employees and Corporate Assets. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex C—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)         Other Material Information. The information contained in the Preliminary Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1) Preliminary Proxy Statement of Yongye International, Inc., incorporated by reference to the Schedule 14A filed with the SEC on October 28, 2013.

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Preliminary Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)-(4) Press Release issued by the Company, dated September 23, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

(b)-(1) Facility Contract by and between CDB and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.03 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

15

(b)-(2) Note Purchase Agreement, dated September 23, 2013, among Lead Rich, Mr. Wu and Holdco, incorporated herein by reference to Exhibit 7.06 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(c)-(1) Opinion of Houlihan Lokey Capital, Inc., dated September 23, 2013, incorporated herein by reference to Annex B to the Preliminary Proxy Statement.

(c)-(2) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated December 10, 2012.

(c)-(3) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated January 31, 2013.

(c)-(4) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated July 9, 2013.

(c)-(5) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated August 29, 2013.

(c)-(6) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated September 21, 2013.

(c)-(7) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated September 23, 2013.

(d)-(1) Agreement and Plan of Merger, dated as of September 23, 2013, among the Company, Holdco, Parent and Merger Sub, incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(d)-(2) Limited Guarantee, dated as of September 23, 2013 by Mr. Wu and MSPEA in favor of the Company, incorporated herein by reference to Exhibit 9.2 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

(d)-(3) Voting Agreement, dated September 23, 2013, by the Company, Parent and the rollover holders, incorporated herein by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

(d)-(4) Contribution Agreement, dated September 23, 2013, by and among the Company, Parent and the rollover holders, incorporated herein by reference to Exhibit 7.08 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(5) Equity Commitment Letter by and between Mr. Wu and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(6) Equity Commitment Letter by and among Lead Rich, Holdco and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(7) Interim Investors Agreement by and among Mr. Wu, Ms. Zhong, Full Alliance, MSPEA and Lead Rich, dated September 23, 2013, incorporated herein by reference to Exhibit 7.10 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(f) Not applicable.

(g) Not applicable.

16

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2013

Yongye International, Inc.

By:	/s/ Sean Shao
Name:	Sean Shao
Title:	Director and Chair of Special Committee

Yongye International Limited

By:	/s/ Zishen Wu
Name:	Zishen Wu
Title:	Director

Yongye International Merger Sub Limited

By:	/s/ Zishen Wu
Name:	Zishen Wu
Title:	Director

Xingmei Zhong

By:	/s/ Xingmei Zhong

Full Alliance International Limited

By:	/s/ Xingmei Zhong
Name:	Xingmei Zhong
Title:	Director

Zishen Wu

By:	/s/ Zishen Wu

Orient Blossom Investments Limited

By:	/s/ Xingmei Zhong
Name:	Xingmei Zhong
Title:	Director

17

Morgan Stanley Private Equity Asia III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Vice President

Morgan Stanley Private Equity Asia III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Vice President

Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd.

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Director

MSPEA Agriculture Holding Limited

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Director

18

Lead Rich International Limited

By:	/s/ Peng Liu
Name:	Peng Liu
Title:	Director

Stable Rich Capital Advisory Limited

By:	/s/ Peng Liu
Name:	Peng Liu
Title:	Director

Peng Liu

By:	/s/ Peng Liu

Prosper Sino Development Limited

By:	/s/ Miss CHIU Soo Ching, Katherine
Name:	Miss CHIU Soo Ching, Katherine, representing INB Holdings Limited
Title:	Director

19

Exhibit Index

(a)-(1) Preliminary Proxy Statement of Yongye International, Inc., incorporated by reference to the Schedule 14A filed with the SEC on October 28, 2013.

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Preliminary Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)-(4) Press Release issued by the Company, dated September 23, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

(b)-(1) Facility Contract by and between CDB and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.03 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(b)-(2) Note Purchase Agreement, dated September 23, 2013, among Lead Rich, Mr. Wu and Holdco, incorporated herein by reference to Exhibit 7.06 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(c)-(1) Opinion of Houlihan Lokey Capital, Inc., dated September 23, 2013, incorporated herein by reference to Annex B to the Preliminary Proxy Statement.

(c)-(2) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated December 10, 2012.

(c)-(3) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated January 31, 2013.

(c)-(4) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated July 9, 2013.

(c)-(5) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated August 29, 2013.

(c)-(6) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated September 21, 2013.

(c)-(7) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated September 23, 2013.

(d)-(1) Agreement and Plan of Merger, dated as of September 23, 2013, among the Company, Holdco, Parent and Merger Sub, incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(d)-(2) Limited Guarantee, dated as of September 23, 2013 by Mr. Wu and MSPEA in favor of the Company, incorporated herein by reference to Exhibit 9.2 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

(d)-(3) Voting Agreement, dated September 23, 2013, by the Company, Parent and the rollover holders, incorporated herein by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

20

(d)-(4) Contribution Agreement, dated September 23, 2013, by and among the Company, Parent and the rollover holders, incorporated herein by reference to Exhibit 7.08 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(5) Equity Commitment Letter by and between Mr. Wu and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(6) Equity Commitment Letter by and among Lead Rich, Holdco and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(7) Interim Investors Agreement by and among Mr. Wu, Ms. Zhong, Full Alliance, MSPEA and Lead Rich, dated September 23, 2013, incorporated herein by reference to Exhibit 7.10 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(f) Not applicable.

(g) Not applicable.

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